BlackRock MuniYield Quality Fund III, Inc. (the, “Registrant”)

77Q1(d):

Copies of all constituent instruments defining the rights of the holders of any new class of securities and of any amendments to constituent instruments referred to in answer to sub-item 77I.

A copy of the Registrant's Articles of Amendment Amending the Articles Supplementary Establishing and Fixing the Rights and Preferences of the Fund’s Series W-7 Variable Rate Demand Preferred Shares filed with the State Department of Assessments and Taxation of Maryland on June 20, 2012 and the Registrant’s Series W-7 Variable Rate Demand Preferred Shares Notice of Special Rate Period dated June 20, 2012 and filed with the Registrant’s books and records are attached under sub-item 77Q1(a).